Exhibit 21

List of Subsidiaries of mPhase Technologies, Inc. (a New Jersey Corporation)

1.	Microphase Telecommunications, Inc. (a Delaware Corporation)
2.	mPhase TV. Net, Inc. (a Delaware Corporation)
3.	mPhase Television. Net, Inc. (a Connecticut Corporation)
4.	Always Ready, Inc. (a Delaware Corporation)
5.	Granita Media, Inc. (a Delaware Corporation)
6.	mPower Technologies, Inc. (a New Jersey Corporation)